U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          FORM 12b-25

                                  Commission File Number 1-6485


                  NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB     [ ] Form 20-F
             [ ] Form 11-K      [  ] Form 10-Q and Form 10-QSB
             [ ] Form N-SAR


For Period Ended:       Fiscal Year Ended June 30, 1996
                  ------------------------------------------------

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 --------------------------------

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                 Part I--Registrant Information

Full name of registrant   ACTION  INDUSTRIES, INC.
                        -----------------------------------------
Former name if applicable
                          ---------------------------------------
Address of principal executive office (Street and number)
                          460 NIXON ROAD
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City, State and Zip Code  CHESWICK, PENNSYLVANIA  15024
                         ----------------------------------------


               Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                      Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is engaged in the final stage of negotiations of two material contracts which will have a significant impact on the presentation in its Form 10-K of the balance sheet and statements of operations for the year ended June 30, 1996.

On September 4, 1996 the Registrant announced that it had entered into a nonbinding letter of intent to sell the inventory and intellectual property related to its Replenishment business, and, subject to the approval of the Registrant's shareholders, to sell the inventory and intellectual property related to its Promotional business. Upon completion of these transactions, substantially all of the Registrant's current operating assets will have been sold. The Registrant expects to complete a binding definitive agreement with respect to this transaction in the next week to ten days, and promptly thereafter to complete the sale of the Replenishment assets. Upon completion of the agreement, financial statements and disclosures required for the Form 10-K and for the Proxy Statement soliciting shareholder approval of the sale can be completed in a manner which is informative to the readers.

Also, the Registrant expects to complete a new lease on its headquarters facility in the next week to ten days. The new lease will obligate the registrant for rent of approximately $100,000 per year for a five year period under an operating lease, and will relieve the Registrant of a previously reported capitalized lease obligation for the facility ($7million obligation on property with an approximate book value of $3.6 million as reported in the Registrant's Form 10-Q as of March 31, 1996).

The impact of these transactions on the reporting of the Registrant's assets and liabilities, shareholders' equity and results of operations is material to a fair presentation of the financial condition of the Registrant and to the understanding of such financial condition by the Registrant's shareholders, lenders, customers, vendors, employees and other constituencies. Management cannot properly report the impact of these transactions until the agreements are completed.


                  Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification
   KENNETH L. CAMPBELL, CHIEF FINANCIAL OFFICER    412 / 782-4800
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                  (Name)                       Area Code/Telephone

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                           [X] Yes    [  ] No

    (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [X] Yes    [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

The Registrant anticipates that its statement of operations for the fiscal year ended June 30, 1996 will reflect a significant change from the reported results of operations for the last fiscal year which ended June 24, 1995. Net sales for the fiscal year ended June 30, 1996 were approximately $30.2 million as compared to $45.1 million last year, a decrease of 33%. Final results of operations cannot be estimated with precision at this time due to the uncertainties related to the reasons for this notification as described in Part III. The Registrant expects to report a significantly increased net loss in the fiscal year ended June 30, 1996 as compared to the prior year ended June 24, 1995. The Registrant previously reported a net loss of $5 million for the nine month period ended March 31, 1996, a significant increase from the net loss from continuing operations of $1.8 million for the prior year nine month period ended March 25, 1995. Net sales in the fourth quarter of the current year ended June 30, 1996 were approximately $5.7 million, a decrease of 50% as compared to $11.4 million in the fourth quarter ended June 24, 1995. The Registrant reported a net loss from continuing operations of $2.9 million for the full year ended June 24, 1995. The Registrant will report a significantly increased net loss for the current fiscal year ended June 30, 1996, as indicated by (1) the increased net loss in the nine month period ended March 31, 1996; (2) fourth quarter losses expected to be proportionate to or greater than those experienced in the nine month period resulting in part from decreased net sales; and (3) losses in connection with the sale of the inventories and intellectual property.


                     ACTION INDUSTRIES, INC.
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          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 27, 1996        By    KENNETH L. CAMPBELL
     ------------------        ----------------------------------
                               Kenneth L. Campbell,
                               Senior Vice President and CFO

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                           ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (see 18 U.S.C.  1001).

                      GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.